UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam 4690500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On May 9, 2023, REE Automotive Ltd. (the “Company”) received a letter from Nasdaq advising that the Company had been granted a 180-day extension to November 6, 2023 to regain compliance with Nasdaq's minimum $1.00 bid price requirement and that effective at the opening of business on May 11, 2023, the listing of the Company’s Class A ordinary shares will be transferred to The Nasdaq Capital Market.

As previously reported, on November 10, 2022, the Company announced that it received a letter from the Nasdaq indicating that, based upon the closing bid price of the Company’s Class A ordinary shares for the prior 30 consecutive business days, the Company was not in compliance with the minimum $1.00 bid price requirement and the Company was given 180 days or until May 8, 2023 to regain compliance.

If at any time before November 6, 2023, the bid price of the Company's Class A ordinary shares closes at or above $1.00 per share for a minimum of 10 consecutive trading days, the Company will regain compliance with the Nasdaq Listing Rules, and the matter will be closed.

The information contained in this Report of Foreign Private Issuer on Form 6-K shall be deemed to be filed with the SEC and incorporated by reference into the Company’s registration statements, including its registration statement on Form S-8 (File No. 333-261130) and registration statement on Form F-3 (File No. 333-266902), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2023

REE Automotive Ltd.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel